Griffiths McBurney Corp.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2015

1. INCORPORATION AND CORPORATE ACTIVITIES

Griffiths McBurney Corp. [the "Company"] was incorporated under the Ontario Business Corporations Act on October 25, 1995. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. [the "FINRA"]. The Company's primary source of revenue is from commissions for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method provided for in the Securities and Exchange Commission's [the "SEC"] Rule 15c3-1. The Company clears all transactions with, and for its customers through, GMP Securities L.P. ["GMP Securities"]. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts. The Company is located in Toronto, Ontario, Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The significant accounting policies are as follows:

Cash and cash segregated under federal regulations

Cash and cash segregated under federal regulations consist of cash on deposit and short-term interest-bearing U.S. treasury bills with a term to maturity of less than three months from the date of purchase. Cash and cash segregated under federal regulations are financial assets which qualify as financial instruments. The fair value of cash and cash segregated under federal regulations approximate their carrying values due to their short-term nature or imminent maturity.

Securities transactions and balances

Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled. Gains or losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Griffiths McBurney Corp.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2015

Fair value measurements

Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 quoted prices [unadjusted] in active markets for identical assets or liabilities.

Level 2 inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, or quoted prices for similar assets or liabilities.

Level 3 unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Griffiths McBurney Corp.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2015

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year with gains and losses included in income.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability, referred to as temporary differences. Temporary differences are tax effected using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

3. RELATED PARTY TRANSACTIONS

The Company has an arrangement with GMP Securities, a related party under common control, whereby GMP Securities will perform certain securities execution and clearing activities and record-keeping services as agent for the Company, as well as providing management and administrative services to the Company.

GMP Securities acts as the carrying broker to the Company under an omnibus relationship. The balance due from clearing broker of $6,730,991 and the due to clearing broker of $314,210 represents omnibus accounts which include all of the Company's outstanding client activity.

The trading and administrative services expense includes $5,034,827 in charges for services provided by GMP Securities during the year pursuant to an operating agreement to cover the costs associated with execution, clearing and record keeping. The remaining expenses presented on the statement of loss are paid by GMP Securities on behalf of the Company.

The due to affiliates balance includes an amount due to GMP Securities of $394,259 that represents expenses paid on behalf of the Company and trading and administrative services expense referred to above, net of commissions owed to the Company. The balance is due on demand, non-interest bearing and settled on a regular basis.

The Company has a service agreement with GMP Securities, LLC ["GMP LLC"], a related party under common control, whereby GMP LLC will provide certain facilities and perform certain administrative services for the Company. During the year, the Company paid $146,497 to GMP LLC under the service agreement to cover office space and general and administrative costs.

Griffiths McBurney Corp.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2015

The due to affiliates balance includes an amount due to GMP LLC of $24,968 that represents amounts owed relating to the service agreement referred to above. The balance is due on demand, non-interest bearing and settled on a regular basis.

4. ACCRUED LIABILITIES

The Company reimburses certain clients for eligible brokerage and research services under soft dollar arrangements. At December 31, 2015, soft dollar accruals were $270,579 and recorded in accrued liabilities. Reimbursed expenses are accrued for in the same period as the related commissions are earned and are included in trading and administrative services expenses.

5. CAPITAL STOCK

Capital stock consists of the following:

	2015
	$
Authorized	
Unlimited common shares, with no par value	
Issued and outstanding	
2,875,000 common shares	**2,875,000**

6. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of combined aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. As at December 31, 2015, the Company had net capital of $7,729,644, which is $7,479,644 in excess of the required minimum net capital of $250,000.

7. INCOME TAXES

The Company is subject to Canadian income taxes and is required to compute its income tax liability in accordance with the provisions of the Income Tax Act (Canada). The Company is also subject to U.S. Federal, state and local income taxes on its profits in the New York branch operation and is therefore required to compute its income tax liability in accordance with the provisions of the Internal Revenue Code.

Griffiths McBurney Corp.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2015

The current and deferred portion of the provision for income taxes included in the statement of loss as determined in accordance with FASB ASC 740, *Income Taxes*, is as follows:

	2015		
	Current $	**Deferred** $	**Total** $
Federal	122,600	4,162	126,762
Provincial	85,457	3,191	88,648
US state and city	7,984	-	7,984
Provision for income taxes	216,041	7,353	223,394

Deferred income taxes arise from timing differences that relate to the accrual of future soft dollar expenses. As at December 31, 2015, there was no valuation allowance in respect of the deferred tax asset.

A reconciliation of the differences between the expected provision for income taxes computed at Canadian statutory income tax rates and the Company's actual provision for income taxes is shown in the following table:

	2015 $
Expected income tax recovery at Canadian statutory federal and provincial tax rates [25.46%]	(227,054)
US state and city tax	7,984
Non-deductible items	26,114
Impact of foreign currency translation	416,350
Provision for income taxes	223,394

8. CASH SEGREGATED PURSUANT TO FEDERAL AND OTHER REGULATIONS

A cash amount of $3,000,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. An additional $1,000,051 has been segregated in a special bank account for the exclusive benefit of customers under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

9. COMMODITY TAXES RECOVERABLE

Commodity taxes recoverable represent amounts receivable from Canada Revenue Agency in connection with Harmonized Sales Tax paid to GMP Securities for clearing services.

Griffiths McBurney Corp.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2015

10. COMMITMENTS AND CONTINGENCIES

The Company may be a party to legal proceedings including regulatory investigations in the normal course of business. Contingent litigation loss provisions are recorded when it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated. Management and the Company's external legal counsel are involved in assessing likelihood and in estimating any amounts involved. Based on current knowledge, the Company does not have any pending litigation or regulatory matters that would have a material adverse effect on the Company's financial position or results of operations.

11. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2015 and through to February 29, 2016. There have been no material subsequent events that occurred during that period that would require disclosure, or would be recognized, in the financial statements for the year ended December 31, 2015.